UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultrapar commenced tender offers to purchase notes

São Paulo, April 7, 2022 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP) hereby informs that, on the present date, its subsidiary Ultrapar International S.A. (“Ultrapar International”) commenced at 10 a.m. EST cash tender offers to purchase in the international market (i) up to the totality of the 5.250% Notes due in 2026 (“2026 Notes” and such offer, the “2026 Notes Tender Offer”); and (ii) up to the Maximum Acceptance Amount (as defined below) of the 5.250% Notes due in 2029 (“2029 Notes” and, together with the 2026 Notes, “Outstanding Notes” and such offer, the “2029 Notes Tender Offer,” together with the 2026 Notes Tender Offer, the “Tender Offers”), both issued by Ultrapar International and outstanding in the international market.

The Tender Offers are subject to a maximum aggregate tender amount of US$ 550,003,000.00 (“Maximum Aggregate Tender Amount”) considering both the 2026 Notes and 2029 Notes that may be tendered and accepted for purchase, consisting of the total amount to be spent by Ultrapar International in the purchase of the Outstanding Notes.

The 2029 Notes Tender Offer will also be subject to a maximum acceptance amount corresponding to the difference between the Maximum Aggregate Tender Amount and the aggregate principal amount of the 2026 Notes tendered and accepted for purchase in the 2026 Notes Tender Offer (“2029 Notes Maximum Acceptance Amount”).

The following table summarizes the main terms of the 2026 Notes Tender Offer:

Title of Notes	CUSIP and ISIN Numbers	Outstanding Principal Amount	Purchase Price[1,2]
5.250% Notes due 2026	CUSIP: 90401C AA7 (144A); L9412A AA5 (Reg. S) ISIN: US90401CAA71 (144A); USL9412AAA53 (Reg. S)	US$ 550,003,000.00	US$ 1,027.50

¹ Per US$ 1,000 principal amount of 2026 Notes tendered and accepted for purchase.

² Excludes accrued interest that will be paid in addition to the Purchase Price, if and as applicable.

The following table summarizes the main terms of the 2029 Notes Tender Offer:

Title of Notes	CUSIP and ISIN Numbers	Oustanding Principal Amount	Maximum Aggregate Tender Amount¹	Tender Offer Consideration[2,3]	Early Tender Payment²	Total Consideration[2,3]
5.250% Notes due 2029	CUSIP: 90401C AC3 (144A); L9412A AB3 (Reg. S) ISIN: US90401CAC38 (144A); USL9412AAB37 (Reg. S)	US$ 850,000,000.00	US$ 550,003,000.00	US$ 971.25	US$ 30.00	US$ 1,001.25

¹ The Maximum Aggregate Tender Amount means the maximum aggregate principal amount of Outstanding Notes that Ultrapar International will purchase through the Tender Offers. The 2029 Notes Maximum Acceptance Amount will correspond to the Maximum Aggregate Tender Amount, minus the aggregate principal amount of the 2026 Notes tendered and accepted for purchase in the 2026 Notes Tender Offer. Therefore, Ultrapar International's obligation to accept the 2029 Notes validly tendered and not validly withdrawn in the Tender Offer for the 2029 Notes is subject to the proration provisions described in the Tender Offer documents. Ultrapar International reserves the right to increase the 2029 Notes Maximum Acceptance Amount and the Maximum Aggregate Tender Amount at its sole discretion( subject to applicable law).

² Per US$ 1,000 principal amount of 2029 Notes tendered and accepted for purchase.

³ Excludes accrued interest that will be paid in addition to the Tender Offer Consideration and Total Consideration, if and as applicable.

The Tender Offers are subject to the completion or waiver of certain conditions set forth in the Tender Offer documents.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any purchase or sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction.

The Tender Offers have not been nor will be registered with the Brazilian Securities Commission. The Tender Offers will not be carried out in Brazil, except in circumstances that do not constitute a public offering according to the Brazilian legal and regulatory provisions.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 07, 2022

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)